AUDENTES THERAPEUTICS, INC.

600 California Street, 17th Floor

San Francisco, California 94108

April 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Dorrie Yale

Re:	Audentes Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-217225) originally filed April 10, 2017, as amended

Ladies and Gentlemen:

Requested Date: April 18, 2017

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Audentes Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).

The Registrant hereby authorizes Robert Freedman or Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or in his absence, Ms. Rose at (206) 389-4553.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

AUDENTES THERAPEUTICS, INC.

By:	/s/ Thomas Soloway
Thomas Soloway
Chief Financial Officer

cc:	Matthew Patterson, Chief Executive Officer

Audentes Therapeutics, Inc.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP